VivoPower International PLC

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

August 28, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, D.C. 20549

Attention: Michael Purcell

Re:	VivoPower International PLC Registration Statement on Form F-1 (File No. 333-281065) (as amended, the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, VivoPower International PLC (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement be accelerated by the Securities and Exchange Commission to 12:00 p.m., Eastern Time on August 29, 2024, or as soon thereafter as practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to the Company’s counsel, White & Case LLP, by calling Elliott Smith at (212) 819-7644, and that such effectiveness also be confirmed in writing.

Very truly yours,

VivoPower International PLC

By:	/s/ Kevin Chin
Kevin Chin
Chief Executive Officer

cc:	Elliott Smith, White & Case LLP